SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Subject Company (Issuer))

DISCOUNT INVESTMENT CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.003 PER SHARE
(Title of Class of Securities)

290160100
(CUSIP Number of Class of Securities)

Kurt Keren, Adv.
Corporate Secretary
Discount Investment Corporation Ltd.
3 Azrieli Center, Triangular Tower, 44th Floor, Tel Aviv 67023, Israel
(972) 3-607-5881
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Daniel E. Wolf, Esq.	Nechama Brin, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$53,280,000	$5,700.96***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 4,440,000 ordinary shares of Elron Electronic Industries Ltd. at a purchase price of $12.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 290160100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) DISCOUNT INVESTMENT CORPORATION LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,048,613
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,048,613
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,048,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14.	TYPE OF REPORTING PERSON * CO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Discount Investment Corporation Ltd., an Israeli company (“Discount”), on October 25, 2006 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase up to 4,440,000 outstanding ordinary shares, nominal (par) value NIS 0.003 per share (the “Shares”), of Elron Electronic Industries Ltd. (“Elron”), at $12.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 25, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1, 2, 4, 5, 7 and 8.

        Items 1, 2, 4, 5, 7 and 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are respectively hereby amended and supplemented as follows:

        1.     The last sentence in the response to the question “What are the tax consequences of the offer?" in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We recommend that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation. See Section 5.”

        2.     The last sentence of the fifth paragraph in the section entitled “Introduction” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We recommend that you seek professional advice from your own advisors concerning the tax consequences applicable to your particular situation.”

        3.     The last two sentences of the ninth paragraph entitled “Withholding Tax” in Section 2 (Acceptance for Payment and Payment) of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“We recommend that holders of shares that are not U.S. Holders (as defined in Section 5 below) consult their tax advisors regarding the application of U.S. income and withholding taxes and backup withholding (including eligibility for any withholding tax reduction or exemption, and the refund procedure). Moreover, we recommend that holders of shares that are U.S. Holders and that tender their shares to the Israeli Depository consult with their own tax advisors regarding the applicability of U.S. backup withholding to any payment received by them pursuant to the offer. See Section 5.”

        4.     The second and third sentences of the ninth paragraph under the sub-heading “Material U.S. Federal Income Tax Considerations,” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“We recommend that shareholders that are not U.S. Holders consult their tax advisor regarding the appropriate IRS Form W-8 in light of their particular circumstances. We further recommend that all shareholders that tender their shares to the Israeli Depository consult their own tax advisors regarding the applicability of U.S. backup withholding to any payment received by them pursuant to the offer, including, without limitation, payments made in the U.S. or to an account maintained by such holders in the U.S.”

        5.     The second sentence of the ninth paragraph under the sub-heading “Material Israeli Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We recommend that Elron shareholders consult their own tax advisors concerning the Israeli and non-Israeli tax consequences to them of tendering their shares in the offer.”

        6.     The twelfth paragraph under the sub-heading “Material Israeli Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“We recommend that you consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure.”

ITEMS 3, 4, 5, 6, 7, 8, 9 and 11.

        Items 3, 4, 5, 6, 7, 8, 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby respectively amended and supplemented as follows:

1.	The first sentence under the sub-heading “Plans for Elron after the Offer; Certain Effects of the Offer” in the section entitled “Background to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

”Except as otherwise described below or elsewhere in this offer to purchase, we and our directors and officers and, to our knowledge after due inquiry of the relevant person or entity, the other persons and entities set forth on Schedule I, have no current plans, proposals or negotiations that relate to or would result in the following:"

2.	The first paragraph under the sub-heading “Related Party Transactions” in the section entitled “Background to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Except as set forth in this offer to purchase and Schedule I, neither we and our directors and officers nor, to our knowledge after due inquiry of the relevant person or entity, any of the other persons and entities listed on Schedule I, has had any transaction during the past two years with Elron or any of its executive officers, directors or affiliates that is required to be described in this offer to purchase under applicable law. Except as set forth in this offer to purchase and Schedule I, there have been no negotiations, transactions or material contacts during the past two years between us or any of our subsidiaries or any of our directors and officers, or to our knowledge after due inquiry of the relevant person or entity, any of the other persons or entities listed in Schedule I, on the one hand, and Elron and its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer, exchange offer or other acquisitions of Elron’s securities, an election of Elron’s directors or a sale or other transfer of a material amount of assets of Elron.”

3.	The last sentence in the last paragraph under the sub-heading “Related Party Transactions – Others” in the section entitled “Background to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“However, neither we and our directors and officers nor, to our knowledge after due inquiry of the relevant person or entity, any of the other persons or entities listed on Schedule I, has had any business relationship or transaction during the past two years with Messrs. Erel, Fischer, Dankner, Bronshtein, Manor and Livnat in their capacity as directors of Elron.”

4.	The last paragraph under the sub-heading “Beneficial Ownership of Shares – Our Equity Interest in Elron” in the section entitled “Background to the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Except as set forth in this offer to purchase, neither we and our directors and officers nor, to our knowledge after due inquiry of the relevant person or entity, any of the other persons and entities listed on Schedule I, or any associate or majority owned subsidiary of ours, has effected any transaction in the shares of Elron during the past 60 days, except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pension funds, insurance policies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance.”

5.	The first sentence in the second paragraph under the sub-heading “Additional Information” in Section 9 (Information Concerning Discount) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Except as set forth below, none of Discount and its directors and officers or, to Discount’s knowledge after due inquiry of the relevant person or entity, any of the other persons or entities listed on Schedule I:"

ITEM 4.

        Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby further amended and supplemented as follows:

1.	The first sentence of the fifth paragraph under the sub-heading “Material U.S. Federal Income Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase is hereby deleted in its entirety.

2.	The first sentence of the second paragraph under the sub-heading “Material Israeli Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        “The tax discussion set forth below is based on present law.”

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 25, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by Discount on October 25, 2006.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on October 25, 2006.*, **

(a)(5)(C)	Form of Acceptance Notices filed with the Israeli Securities Authority on October 25, 2006.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISCOUNT INVESTMENT CORPORATION LTD. By: /s/ Oren Lieder —————————————— Oren Lieder Senior Vice President and Chief Financial Officer	/s/ Michel Dahan —————————————— Michel Dahan Vice President and Comptroller

Dated: November 6, 2006

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 25, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by Discount on October 25, 2006.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on October 25, 2006.*,**

(a)(5)(C)	Form of Acceptance Notices filed with the Israeli Securities Authority on October 25, 2006.*,**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO.

**	English translation from Hebrew.